UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended: September 30, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________________
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    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
    COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION (Official Text)

     Full Name of Registrant:
          Docucon, Incorporated

     Former Name if Applicable:
          N/A

     Address of Principal Executive Office (Street and Number)
          7461 Callaghan Road

     City, State and Zip Code
          San Antonio, TX 78229
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PART II -- RULES 12B-25(B) and (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of form 10-Q, or portion thereof will be filed on on before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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PART III -- NARRATIVE (Official Text)
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to negotiations regarding the possible sale of division(s) of the Company certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense.

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PART IV -- OTHER INFORMATION (Official Text)
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(1) Name and telephone number of person to contact in regard to this notification

       LORI TURNER               (210)                  525-9221
    ----------------           -----------         ------------------
         (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes [ ] No
    Results of the Company's operations for the quarter ended September 30, 1997 are expected to be a net loss of approximately $425,000 as compared to net income of approx. $478,000 in the comparable 1996 quarter.

                              DOCUCON, INCORPORATED
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By LORI TURNER                        Date; 11/14/97